                   UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C. 20549                        OMB APPROVAL
                                                     ---------------------------
                    FORM N-17f-2                     OMB NUMBER:       3235-0360
                                                     EXPIRES:      JULY 31, 1994
Certificate of Accounting of Securities and Similar  ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE  ...0.05
           Investments in the Custody of
          Management Investment Companies
       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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
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1. Investment Company Act File Number:                                 Date examination completed:

   811-09253                                                           5/3/2002
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2. State identification Number:

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     AL               AK               AZ               AR               CA                CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA                HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS                KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI                MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV                NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY               NC               ND                OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC                SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA                WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Wells Fargo Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

   525 Market St. San Francisco, CA 94105
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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                                   APPENDIX A
                                   FUNDS TRUST
ACCOUNT NAME

Wells Fargo Funds Trust 100% Treasury Institutional Money Market Fund Wells Fargo Funds Trust 100% Treasury Money Market Fund
Wells Fargo Funds Trust Arizona Tax-Free Fund
Wells Fargo Funds Trust California Limited Term Tax-Free Fund
Wells Fargo Funds Trust California Tax-Free Fund
Wells Fargo Funds Trust California Tax-Free Money Market Fund
Wells Fargo Funds Trust California Tax-Free Money Market Trust
Wells Fargo Funds Trust Cash Investment Money Market Fund
Wells Fargo Funds Trust Colorado Tax-Free Fund
Wells Fargo Funds Trust Equity Index Fund
Wells Fargo Funds Trust Equity Value Fund
Wells Fargo Funds Trust Government Institutional Money Market Fund
Wells Fargo Funds Trust Government Money Market Fund
Wells Fargo Funds Trust Growth Fund
Wells Fargo Funds Trust International Equity Fund
Wells Fargo Funds Trust Mid Cap Growth Fund
Wells Fargo Funds Trust Minnesota Money Market Fund
Wells Fargo Funds Trust Minnesota Tax-Free Fund
Wells Fargo Funds Trust Money Market Fund
Wells Fargo Funds Trust Money Market Trust
Wells Fargo Funds Trust National Limited Term Tax-Free Fund
Wells Fargo Funds Trust National Tax Free Money Market Trust
Wells Fargo Funds Trust National Tax-Free Fund
Wells Fargo Funds Trust National Tax-Free Institutional Money Market Fund Wells Fargo Funds Trust National Tax-Free Money Market Fund
Wells Fargo Funds Trust Nebraska Tax-Free Fund
Wells Fargo Funds Trust Oregon Tax-Free Fund
Wells Fargo Funds Trust OTC Growth Fund
Wells Fargo Funds Trust Overland Express Sweep Fund
Wells Fargo Funds Trust Prime Investment Institutional Money Market Fund Wells Fargo Funds Trust Prime Investment Money Market Fund
Wells Fargo Funds Trust Small Cap Growth Fund
Wells Fargo Funds Trust Small Cap Opportunities Fund
Wells Fargo Funds Trust Specialized Heath Services Fund
Wells Fargo Funds Trust Specialized Technology Fund
Wells Fargo Funds Trust Treasury Plus Institutional MM Fund
Wells Fargo Funds Trust Treasury Plus Money Market Fund

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                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees
Wells Fargo Funds Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Funds Trust (the "Funds") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2002, and with respect to agreement of security purchases and sales, for the period February 28, 2002, the date of our last examination, through March 31, 2002.

(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

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In our opinion, management's assertion that the Funds of Wells Fargo Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002, with respect to securities reflected in the investment accounts of the Funds of Wells Fargo Funds Trust, are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds of Wells Fargo Funds Trust as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

San Francisco, California
May 3, 2002

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May 3, 2002

KPMG LLP
Three Embarcadero Center
San Francisco, CA 94110 - 4073

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the funds listed in Appendix A, Wells Fargo Funds Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2002, and for the period from February 28, 2002 through March 31, 2002.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002, and for the period from February 28, 2002 through March 31, 2002, with respect to securities reflected in the investment accounts.


Sincerely,


DENISE LEWIS
VICE PRESIDENT
WELLS FARGO MUTUAL FUNDS GROUP